Securities and Exchange Commission
September 18, 2013

LAW OFFICES
THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000
FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

September 18, 2013

Brian Pitko, Staff Attorney
Amy Reischauer, Staff Attorney
Franklin Wyman, Staff Accountant
Mary Mast, Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-187706

Dear Mr. Pitko, Ms. Reischauer, Mr. Wyman, and Ms. Mast:

This letter is being submitted on behalf of Asterias Biotherapeutics, Inc. (“Asterias”) in response to your letter of September 18, 2013 regarding Amendment No. 3 to the Registration Statement on Form S-1 (333-187706) (the “Registration Statement”) filed by Asterias on September 3, 2013 and our letter dated September 17, 2013.

Comment 1:

1. You stated in your response filed May 10, 2013 that the asset contribution does not constitute a business combination. Please revise footnote (1) to delete the references to goodwill, purchase accounting and ASC 805 or clarify why those disclosures are provided.

Asterias proposes to revise Note 1 to the Summary Financial Data in the manner shown on Exhibit 1.  This revision deletes references to good will and revises the reference to ASC 805 to refer solely to ASC 805-50 to be consistent with the fact that the transaction is an asset acquisition and not a business acquisition.  The revision also explains the exclusion of the value of the BioTime Warrants and the corresponding obligation to distribute the BioTime Warrants to the holders of Asterias Series A Shares.

Securities and Exchange Commission
September 18, 2013

Comment 2:

2. You have excluded the BioTime Warrants from the table on page 11, since you will not retain the economic value of the warrants after the BioTime warrants distribution to Geron. However, your proposed disclosure, which states how you intend to record the fair value of the BioTime warrants, appears inconsistent with the disclosure in footnote (3), which states that the BioTime warrants have been excluded. Please revise your disclosure to clarify this apparent inconsistency

Asterias proposes to revise Note (3) as shown on Exhibit 2.  As discussed above with respect to Comment 1, an explanation of the exclusion of the BioTime Warrants is now included in Note (1).  Asterias proposes to revise Note (5) by adding the double underlined text shown on Exhibit 3.

In addition, Asterias proposes to revise Note (6) as shown on Exhibit 4 to address the exclusion of the value of the obligation to distribute the BioTime Warrants.

Asterias also proposes to delete the reference to the valuation of the BioTime Warrants from the new risk factor proposed in our January 17, 2013 letter, discussing the risks associated with the valuation of contributed assets, since the estimated value of the BioTime Warrants is not included in the Summary Financial Data table on page 11.

Comment 3:

3. We note your disclosure on page 34 regarding the observation of cyst-like structures at the point of injection for animals injected with OPC1 cells. Please revise your disclosure to provide additional information indicating how frequently the cyst-like structures were observed in prior studies. Please also indicate whether the FDA has expressed any concerns with respect to the observation of the cyst-like structures. To the extent that the occurrence of cyst-like structures has impacted or could impact the clinical development of OPC1, please include risk factor disclosure which highlights the extent of the attendant risk to the company.

Asterias proposes to add the disclosure shown below to page 34.  Asterias does not believe that the addition of a risk factor is warranted based on the data because, as stated in the new disclosure below, the FDA, the clinical trial investigators, and the data monitoring safety board all concluded that the cyst-like structures were of low risk to subjects in the clinical study.  The FDA permitted the study to proceed and no cyst-like structures were detected in the patients.

The new disclosure to be added to the prospectus is as follows:

•
The cyst-like structures that appeared in certain rat model studies were microscopic in size, had very few dividing cells, did not grow, and were found exclusively in the spinal cord injury site where the OPC1 cells were injected.  Because of the discovery of the cyst-like structures in early animal models, the FDA placed the planned clinical trial on hold. The presence of cyst-like structures was investigated in additional animal studies. In four separate animal studies using the clinical grade OPC1 product, cyst-like structures were found in the frequencies shown in the following table:

Securities and Exchange Commission
September 18, 2013

Number of Animals	Number of
Developing Cyst-Like Structures	Animals Studied
5	128
0	62
1	68
1	108

After discussions with the FDA, the clinical trial investigators, and the data monitoring safety board, the unanimous opinion was that these cyst-like structures were of low risk to subjects and the clinical trial was permitted to proceed.  Nevertheless a plan was developed to monitor subjects in clinical trials for the development of such cyst-like structures.  In the completed Phase 1 safety study in which 5 patients received OPC1 cells in their injured spinal cords, no cyst-like structures were detected in multiple magnetic resonance imaging exams during a one year follow-up.

If the revisions shown are acceptable to you, they will be included in Amendment 4 to the Registration Statement.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko

Exhibit 1—Note 1

(1)	Contributed Geron Assets primarily represent patents, biological materials and other intellectual property related to stem cells and do not constitute a business. Accordingly, we will account for the Asset Contribution as an acquisition of assets in accordance with the relevant provisions of Accounting Standards Codification 805-50. Total consideration payable by Asterias will be allocated to the net tangible and identifiable intangible assets acquired from Geron and BioTime, and liabilities assumed from Geron, based on fair values of those assets and liabilities, which will be determined in accordance with Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”) after the closing of the Asset Contribution. Accordingly, all “as adjusted” values ascribed to assets (other than cash) and liabilities to be acquired in the Asset Contribution are estimates only. Ultimate values of the BioTime Stem Cell Assets and the Contributed Geron Assets will be determined based upon a complete review of those assets, and will take into account factors such as the condition of the cells, cell lines and other biological materials being contributed to us, the stage of development of particular technology and product candidates related to patents, patent applications, and know-how, our intended use of these assets and the priority we assign to the development of product candidates to which those assets relate, and our assessment of the estimated useful lives of patents. Our valuation of assets after completion of the Asset Contribution may differ from the values reflected in this table and the difference could be substantial. Further, to the extent these assets represent in-process research and development without any alternative future use, instead of capitalizing as intangible assets, we will recognize them as research and development expense in our statement of operations immediately upon closing of the Asset Contribution. To the extent capitalized, we expect to amortize intangible assets over their estimated useful life. We may also obtain independent, third party valuations of the OrthoCyte and Cell Cure Neurosciences stock that we receive from BioTime in the Asset Contribution. The fair value of the BioTime common shares will be determined based on the market value of such common shares reported on the NYSE MKT on the closing of the Asset Contribution. See Note (3).

The as adjusted amounts as of June 30, 2013 and December 31, 2012 do not include the estimated fair value of the 8,000,000 BioTime Warrants and the corresponding obligation to distribute BioTime Warrants to the holders of the Series A Shares.  We will receive the BioTime Warrants as part of the consideration for the issuance of Series B Shares to BioTime in the Asset Contribution, and we will subsequently distribute the BioTime Warrants to holders of our Series A Shares after the consummation of the Asset Contribution and the Series A Distribution.  Accordingly, we will not retain the economic value of the BioTime Warrants after the BioTime Warrants Distribution.  The estimated fair value of the BioTime Warrants and the corresponding obligation to distribute them as of June 30, 2013 was $21,058,859 based on a $5.00 exercise price, a $3.96 closing price on June 28, 2013, a 5 year term, 90.89% volatility, and a 1.41% discounted rate.  The estimated fair value of the BioTime Warrants and the corresponding obligation to distribute them as of December 31, 2013 was $15,031,613 based on a $5.00 exercise price, a $3.14 closing price on December 31, 2012, a 5 year term, 87.47% volatility, and a 0.72% discount rate.  We will initially value the BioTime Warrants and the corresponding obligation to distribute them as of the date of the Asset Contribution as part of accounting for the acquisition of assets from BioTime and Geron. We will subsequently remeasure both the BioTime Warrants and the corresponding obligation to distribute them at fair value, with net changes in the fair value, if any, to be reflected in other income (expenses) in our statement of operations.  We will determine final fair values of the BioTime Warrants and the corresponding obligation to distribute them as of the date of the BioTime Warrants Distribution. In each case we expect to determine fair values of the BioTime Warrants and the corresponding distribution obligation by applying a Black Scholes Merton option pricing model using assumptions deemed appropriate as of the applicable date.

Exhibit 2—Note 3

(3)	The as adjusted amount as of June 30, 2013 includes $35,252,225, the estimated fair value of 8,902,077 BioTime common shares at $3.96 per share, the market closing price on June 28, 2013, the last trading day of the quarter ended June 30, 2013. The as adjusted amount as of December 31, 2012 includes $27,952,522, the estimated fair value of the 8,902,077 BioTime common shares at $3.14 per share, the market closing price on December 31, 2012.

The as adjusted amounts as of June 30, 2013 and December 31, 2012 do not include the estimated fair value of the 8,000,000 BioTime Warrants.  See Note (1).

Exhibit 3--Note 5

(5)	The value of $31,271,346 ascribed to the intangible assets as a group is an estimated value and is based on an initial Asterias enterprise value of approximately $71,271,346 as of January 4, 2013, the date of the Asset Contribution Agreement. The $31,271,346 allocated to intangible assets is the residual portion of the $71,271,346 enterprise value remaining after allocating $10,000,000 to the cash to be contributed by BioTime and Romulus and allocating $30,000,000 to the BioTime common shares to be contributed by BioTime. The initial Asterias enterprise value reflects the issuance of a total of 30,447,119 shares of Asterias common stock to BioTime, Geron and Romulus at an imputed price of approximately $2.3408 per share, based on the price payable in cash by Romulus under the Stock and Warrant Purchase Agreement, without attributing value to the Asterias warrants issuable to Romulus.

A valuation of non-cash assets will be made after the completion of the Asset Contribution. See Note (1) above. That valuation will take into account a number of factors, including those described in Note 1, all of which cannot be determined prior to completion of the Asset Contribution.  Accordingly, our valuation of assets after completion of the Asset Contribution may differ from the values reflected in this table and the difference could be substantial.  Further, to the extent these assets represent in-process research and development without any alternative future use, instead of capitalizing them as intangible assets, we will recognize them as research and development expense in our statement of operations upon closing of the Asset Contribution. To the extent that our valuation of capitalized non-cash assets is less than the $31,271,346 estimated value shown in the table, our balance sheet would reflect a lower value of those assets and our subsequent results of operations will include a lower charge for amortization expense.  In addition, to the extent capitalized, long-lived assets, including intangible assets, will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, we will evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment will be recognized and measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. See Note 2 to Financial Statements.

Exhibit 4—Note 6

(6)	Includes $65,000, the amount payable to Geron as a license fee for the Telomerase Sublicense following close of the Asset Contribution. Additionally, the as adjusted amounts as of June 30, 2013 and December 31, 2012 do not include the estimated fair value of the obligation to distribute the 8,000,000 BioTime Warrants to the holders of the Series A Shares. See Note (1).